Exhibit 99.28

June 27, 2016

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Osisko Gold Royalties Ltd of our report dated March 11, 2016, relating to the consolidated financial statements as at December 31, 2015 and 2014 and for each of the years then ended, which appears in the Exhibit 99.6 incorporated by reference in such Registration Statement.

We also hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Osisko Gold Royalties Ltd of our report dated February 18, 2015, relating to the consolidated financial statements as at December 31, 2014 and 2013 and for each of the years then ended, which appears in the Exhibit 99.25 incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP1

Montreal, Quebec, Canada

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1 CPA auditor, CA, public accountancy permit No. A122718

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP / s.r.l. / s.e.n.c.r.l., an Ontario limited liability partnership.